IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.




03059991

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for August 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on AUGUST 26th, 2003.

CWMBS, INC.



By: ______________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GREENWICH CAPITAL MARKETS, INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-48
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-48

Countrywide Home Loans
Series 2003-48

Marketing Materials

$[159,000,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor


RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: August [6], 2003***

Countrywide Home Loans, Series 2003-48

$[159,000,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[1]	Principal Amount (Approx.)[1]	WAL to Call or WAVG Roll/Maturity (Yrs)[2]	Pmt Window to Call or WAVG Roll/Maturity (Mths)[2]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
1-A	$[97,000,000]	2.89/3.27	1-84/1-360	Variable[3]	Senior	AAA/Aaa
2A-1	$[159,000,000]	2.99/3.30	1-93/1-360	Variable[4]	Senior	AAA/Aaa
2A-2	$[35,000,000]	2.99/3.30	1-93/1-360	Variable[3]	Senior	AAA/Aaa
A-R	$[100]	Information Not Provided Hereby			Senior/Residual	AAA/Aaa
X	$[159,000,000]				Senior IO	AAA/Aaa
M	$[3,000,000]				Subordinate	AA/Aa2
B-1	$[2,400,000]				Subordinate	A/A2
B-2	$[1,650,000]				Subordinate	BBB/Baa2
B-3	$[600,000]	Privately Offered Certificates			Subordinate	BB/Ba2
B-4	$[450,000]				Subordinate	B/B2
B-5	$[899,900]				Subordinate	UR/UR
Total:	**$[300,000,000]**					

(1) *The Class 1-A Certificates are backed by cash flow from the Group I Mortgage Loans which is composed of 7/1 adjustable rate Mortgage Loans. The Class 2A-1 and Class 2A-2 Certificates are backed by cash flow from the Group II Mortgage Loans, which is composed of 10/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.*

(2) *WAL and payment window for the Class 1-A Certificates is shown to the Weighted Average Roll Date (as described herein) and maturity. WAL and payment window for the Class 2A-1 and Class 2A-2 Certificates is shown to the Optional Call Date (as described herein) and maturity.*

(3) *For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans. For every Distribution Date, the interest rate for the Class 2A-2 Certificates will be equal to the Net WAC of the Group II Mortgage Loans.*

(4) *For every Distribution Date on or prior to the related Weighted Average Roll Date, the interest rate on the Class 2A-1 Certificates will be equal to One-Month LIBOR plus a margin, subject to the lesser of (i) the Group II Net WAC Cap and (ii) [12.00]%. For every Distribution Date after the related Weighted Average Roll Date, the Class 2A-1 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans, adjusted for a 30/360 basis.*

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Expected Pricing Date: On or about August [8], 2003.

Closing Date: On or about August 28, 2003.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.

Certificates: The "***Senior Certificates***" will consist of the Class 1-A, Class 2A-1 and Class 2A-2 Certificates (the "***Class A Certificates***"), the Class X and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" The Class A Certificates are being offered publicly.

Accrued Interest: The Class A Certificates (other than the Class 2A-1 Certificates) will settle with accrued interest. The price to be paid by investors for the Class A Certificates (other than the Class 2A-1 Certificates) will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days). The price to be paid by investors for the Class 2A-1 Certificates will not include accrued interest (settle flat).

Interest Accrual Period: The interest accrual period with respect to the Class 1-A, Class 2A-1 and Class 2A-2 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Class A Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [August 2010] for the Group I Mortgage Loans and the Distribution Date in [August 2013] for the Group II Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[300,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 84 months after the date of origination of each mortgage loan ("***7/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***") and (ii) approximately $[200,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("***10/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 7 or 10 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 23 or 20 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[300,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [3.00]% total subordination.

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** is established on behalf of the Class 2A-1 Certificates. The Reserve Fund will be funded with any payments made pursuant to the Yield Maintenance Agreement and, to the extent necessary, by interest otherwise distributable to the Class X Certificates. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class 2A-1 Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Group II Net WAC Cap:

The weighted average net Group II Mortgage Loan rate, adjusted for a 30/360 basis.

Carryover Shortfall Amount:

On or prior to the related Weighted Average Roll Date, the Class 2A-1 Certificates will have an interest rate equal to LIBOR plus a margin, subject to the lesser of (i) the Group II Net WAC Cap and (ii) [12.00]%.

If on any Distribution Date, the Certificate Interest Rate of the Class 2A-1 Certificates is subject to the Group II Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the Class 2A-1 Certificate Interest Rate (without giving effect to the Group II Net WAC Cap, but only up to the cap strike price) over (b) the amount of interest received on such Certificates based on the Group II Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Class 2A-1 Certificate Interest Rate without giving effect to the Group II Net WAC Cap, but only up to the cap strike price) (together, the "***Carryover Shortfall Amount***") from amounts on deposit in the Reserve Fund. Any Carryover Shortfall Amount will be paid on such Distribution Date or future Distribution Dates solely from amounts available in the Reserve Fund.

Yield Maintenance Agreement:

On behalf of the Class 2A-1 Certificates, an interest rate cap contract (the "***Yield Maintenance Agreement***") will be entered into between the trust and the cap counterparty. On any Distribution Date on or prior to [August 2013], the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement notional balance for such Distribution Date, (ii) the excess, if any, of one month LIBOR (but in no event greater than [12.00]%) over the cap strike price (the "***Yield Maintenance Amount***") and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360. For any Distribution Date on or prior to [August 2013], the proceeds from the Yield Maintenance Agreement to benefit the Class 2A-1 Certificates will be determined on a notional balance equal to the lesser of (i) the principal balance of the Class 2A-1 Certificates and (ii) the Yield Maintenance Agreement Notional Balance, in each case, as of such Distribution Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [August 2013].

Distribution Period	30/360 Class 2A-1 Available Funds Cap Schedule(1)(2)	Distribution Period	30/360 Class 2A-1 Available Funds Cap Schedule(1)(2)	Distribution Period	30/360 Class 2A-1 Available Funds Cap Schedule(1)(2)
1	5.17%	32	9.99%	63	8.61%
2	11.93%	33	9.94%	64	8.57%
3	11.85%	34	9.88%	65	8.54%
4	11.78%	35	9.83%	66	8.50%
5	11.71%	36	9.77%	67	8.46%
6	11.64%	37	9.72%	68	8.43%
7	11.57%	38	9.67%	69	8.39%
8	11.50%	39	9.61%	70	8.36%
9	11.43%	40	9.57%	71	8.32%
10	11.36%	41	9.52%	72	8.29%
11	11.29%	42	9.47%	73	8.25%
12	11.22%	43	9.43%	74	8.22%
13	11.16%	44	9.38%	75	8.19%
14	11.09%	45	9.34%	76	8.15%
15	11.02%	46	9.30%	77	8.12%
16	10.96%	47	9.25%	78	8.09%
17	10.89%	48	9.21%	79	8.05%
18	10.83%	49	9.17%	80	8.02%
19	10.77%	50	9.12%	81	7.99%
20	10.70%	51	9.08%	82	7.96%
21	10.64%	52	9.04%	83	7.93%
22	10.58%	53	9.00%	84	7.90%
23	10.52%	54	8.96%	85	7.87%
24	10.46%	55	8.92%	86	7.83%
25	10.40%	56	8.88%	87	7.80%
26	10.34%	57	8.84%	88	7.77%
27	10.28%	58	8.80%	89	7.74%
28	10.22%	59	8.76%	90	7.71%
29	10.16%	60	8.72%	91	7.69%
30	10.11%	61	8.69%	92	7.66%
31	10.05%	62	8.65%	93	7.63%

(1) The Available Funds Cap is calculated assuming current 1-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the maturity date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Class 2A-1 Available Funds Cap = ((Class 2A-1 Beg Balance * Group II Net WAC / 12) + Cap Cashflow) / (Class 2A-1 Beginning Balance * 360 / 30)
The Class 2A-1 is capped at a 12.00% coupon.

Shifting Interest: Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*; pro-rata, to the related Senior Certificates (other than the Class X Certificates) until its class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
    i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
    ii. Class 2A-1 and Class 2A-2 Certificates, concurrently, pro-rata, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
4) To the Class 2A-1 Certificates, the Carryover Shortfall Amount and Yield Maintenance Amount, if any;
5) The Class X Certificates accrued interest;
6) From both groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
7) From both groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
8) Class A-R Certificate, any remaining amount.

(1) Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class 2A-1 to Optional Call Date

Flat Price	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	5.87	3.80	2.99	2.43	1.72
MDUR (yr)	5.50	3.61	2.87	2.35	1.67
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/13	05/25/13	05/25/11	12/25/09	02/25/08

Class 2A-1 to Maturity

Flat Price	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	7.69	4.18	3.30	2.69	1.89
MDUR (yr)	7.00	3.94	3.14	2.57	1.83
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Countrywide Home Loans
Series 2003-48
30 Year 7/1 Hybrid ARM Loans – Group I Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		30 Year 7/1 Hybrid -- Fully Amortizing
Weighted Average Gross Coupon		4.750% (+/- 10 bps)
Weighted Average Net Margin		1.875%
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.750% (+/- 10 bps)
Weighted Average Months to Roll		84 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 60% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans Series 2003-48 30 Year 10/1 Hybrid ARM Loans - Group II Mortgage Loans Preliminary Collateral Information As of August 1, 2003		
Product		**30 Year 10/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.900% (+/- 10 bps)
Weighted Average Net Margin		1.875%
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.900% (+/- 10 bps)
Weighted Average Months to Roll		120 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 65% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CW 2003-48 Class 2A1

20% CPR Cap with Cashflows run at 10% CPR and 1MO LIBOR spiked to 20% in month 1

Period	Class 2A-1 Available Funds Cap
0	
1	5.17%
2	11.93%
3	11.85%
4	11.78%
5	11.71%
6	11.64%
7	11.57%
8	11.50%
9	11.43%
10	11.36%
11	11.29%
12	11.22%
13	11.16%
14	11.09%
15	11.02%
16	10.96%
17	10.89%
18	10.83%
19	10.77%
20	10.70%
21	10.64%
22	10.58%
23	10.52%
24	10.46%
25	10.40%
26	10.34%
27	10.28%
28	10.22%
29	10.16%
30	10.11%
31	10.05%
32	9.99%
33	9.94%
34	9.88%
35	9.83%
36	9.77%
37	9.72%
38	9.67%

39	9.61%
40	9.57%
41	9.52%
42	9.47%
43	9.43%
44	9.38%
45	9.34%
46	9.30%
47	9.25%
48	9.21%
49	9.17%
50	9.12%
51	9.08%
52	9.04%
53	9.00%
54	8.96%
55	8.92%
56	8.88%
57	8.84%
58	8.80%
59	8.76%
60	8.72%
61	8.69%
62	8.65%
63	8.61%
64	8.57%
65	8.54%
66	8.50%
67	8.46%
68	8.43%
69	8.39%
70	8.36%
71	8.32%
72	8.29%
73	8.25%
74	8.22%
75	8.19%
76	8.15%
77	8.12%
78	8.09%
79	8.05%
80	8.02%
81	7.99%
82	7.96%
83	7.93%
84	7.90%
85	7.87%
86	7.83%

87	7.80%
88	7.77%
89	7.74%
90	7.71%
91	7.69%
92	7.66%
93	7.63%

Countrywide Home Loans
Series 2003-48

Marketing Materials

$[291,000,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July [22], 2003***

Countrywide Home Loans, Series 2003-48

$[291,000,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[(1)]	Principal Amount (Approx.)[(1)]	WAL to Call or WAVG Roll/Maturity (Yrs)[(2)]	Pmt Window to Call or WAVG Roll/Maturity (Mths)[(2)]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
1-A	$[97,000,000]	2.89/3.27	1-84/1-360	Variable[(3)]	Senior	AAA/Aaa
2-A	$[194,000,000]	2.99/3.30	1-93/1-360	Variable[(3)]	Senior	AAA/Aaa
A-R	$[100]	Information Not Provided Hereby			Senior/Residual	AAA/Aaa
M	$[3,000,000]				Subordinate	AA/Aa2
B-1	$[2,400,000]				Subordinate	A/A2
B-2	$[1,650,000]				Subordinate	BBB/Baa2
B-3	$[600,000]	Privately Offered Certificates			Subordinate	BB/Ba2
B-4	$[450,000]				Subordinate	B/B2
B-5	$[899,900]				Subordinate	UR/UR
Total:	**$[300,000,000]**					

(1) *The Class 1-A Certificates are backed by cash flow from the Group I Mortgage Loans which is composed of 7/1 adjustable rate Mortgage Loans. The Class 2-A Certificates are backed by cash flow from the Group II Mortgage Loans, which is composed of 10/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.*

(2) *WAL and payment window for the Class 1-A Certificates is shown to the Weighted Average Roll Date (as described herein) and maturity. WAL and payment window for the Class 2-A Certificates is shown to the Optional Call Date (as described herein) and maturity.*

(3) *For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans. For every Distribution Date, the interest rate for the Class 2-A Certificates will be equal to the Net WAC of the Group II Mortgage Loans.*

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Expected Pricing Date: On or about July [25], 2003.

Closing Date: On or about August 28, 2003.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.

Certificates: The "***Senior Certificates***" will consist of the Class 1-A and Class 2-A Certificates (the "***Class A Certificates***") and the Class A-R Certificate. The Class M, Class B1 and Class B2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" The Class A Certificates are being offered publicly.

Accrued Interest: The Class A Certificates will settle with accrued interest. The price to be paid by investors for the Class A Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days).

Interest Accrual Period: The interest accrual period with respect to the Class A Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Class A Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [August 2010] for the Group I Mortgage Loans and the Distribution Date in [August 2013] for the Group II Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[300,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 84 months after the date of origination of each mortgage loan ("***7/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***") and (ii) approximately $[200,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("***10/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 7 or 10 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 23 or 20 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[300,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [3.00]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 00% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*, to the related Senior Certificates until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
   i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
4) From both groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) From both groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class A-R Certificate, any remaining amount.

(1) *Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.*

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

CountryWide Mortgage Pass-Through Certs, Series 2003-48 CLASS 1A
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$97,000,000
Coupon	4.500%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR
100-18+	4.327	4.290	4.249	4.202	4.141	3.990	3.813
100-19	4.323	4.286	4.244	4.196	4.134	3.980	3.800
100-19+	4.319	4.281	4.238	4.190	4.127	3.970	3.787
100-20	4.315	4.277	4.233	4.184	4.120	3.961	3.774
100-20+	4.312	4.272	4.228	4.178	4.113	3.951	3.761
100-21	4.308	4.268	4.223	4.172	4.106	3.941	3.748
100-21+	4.304	4.263	4.218	4.166	4.099	3.932	3.736
100-22	4.300	4.259	4.213	4.160	4.092	3.922	3.723
100-22+	4.296	4.255	4.207	4.154	4.085	3.912	3.710
100-23	4.293	4.250	4.202	4.148	4.078	3.902	3.697
100-23+	4.289	4.246	4.197	4.142	4.071	3.893	3.684
100-24	4.285	4.241	4.192	4.136	4.063	3.883	3.671
100-24+	4.281	4.237	4.187	4.130	4.056	3.873	3.659
100-25	4.278	4.232	4.182	4.124	4.049	3.864	3.646
100-25+	4.274	4.228	4.177	4.118	4.042	3.854	3.633
100-26	4.270	4.224	4.171	4.112	4.035	3.844	3.620
100-26+	4.266	4.219	4.166	4.106	4.028	3.835	3.607
100-27	4.262	4.215	4.161	4.100	4.021	3.825	3.595
100-27+	4.259	4.210	4.156	4.094	4.014	3.815	3.582
100-28	4.255	4.206	4.151	4.088	4.007	3.805	3.569
100-28+	4.251	4.202	4.146	4.082	4.000	3.796	3.556
100-29	4.247	4.197	4.141	4.076	3.993	3.786	3.543
100-29+	4.244	4.193	4.135	4.070	3.986	3.776	3.531
100-30	4.240	4.188	4.130	4.064	3.979	3.767	3.518
100-30+	4.236	4.184	4.125	4.058	3.972	3.757	3.505
100-31	4.232	4.179	4.120	4.052	3.965	3.747	3.492
100-31+	4.229	4.175	4.115	4.046	3.958	3.738	3.480
101-00	4.225	4.171	4.110	4.040	3.951	3.728	3.467
101-00+	4.221	4.166	4.105	4.034	3.944	3.719	3.454
101-01	4.217	4.162	4.099	4.028	3.937	3.709	3.441
101-01+	4.214	4.157	4.094	4.023	3.930	3.699	3.429
101-02	4.210	4.153	4.089	4.017	3.923	3.690	3.416
101-02+	4.206	4.149	4.084	4.011	3.916	3.680	3.403
WAL (yr)	4.74	4.00	3.40	2.90	2.42	1.71	1.28
MDUR (yr)	4.09	3.50	3.00	2.59	2.20	1.59	1.21
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/10	08/25/10	08/25/10	08/25/10	12/25/09	02/25/08	12/25/06

CountryWide Mortgage Pass-Through Certs, Series 2003-48 CLASS 2A
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$194,000,000
Coupon	4.650%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR
100-10	4.567	4.538	4.505	4.460	4.411	4.303	4.177
100-10+	4.564	4.534	4.500	4.454	4.404	4.293	4.164
100-11	4.561	4.530	4.495	4.448	4.397	4.284	4.151
100-11+	4.557	4.526	4.491	4.442	4.390	4.274	4.138
100-12	4.554	4.523	4.486	4.436	4.383	4.264	4.125
100-12+	4.551	4.519	4.481	4.430	4.376	4.254	4.112
100-13	4.548	4.515	4.476	4.424	4.369	4.245	4.099
100-13+	4.545	4.511	4.471	4.419	4.362	4.235	4.086
100-14	4.541	4.507	4.467	4.413	4.354	4.225	4.074
100-14+	4.538	4.503	4.462	4.407	4.347	4.215	4.061
100-15	4.535	4.499	4.457	4.401	4.340	4.206	4.048
100-15+	4.532	4.495	4.452	4.395	4.333	4.196	4.035
100-16	4.528	4.491	4.448	4.389	4.326	4.186	4.022
100-16+	4.525	4.487	4.443	4.383	4.319	4.176	4.009
100-17	4.522	4.483	4.438	4.377	4.312	4.167	3.996
100-17+	4.519	4.479	4.433	4.372	4.305	4.157	3.983
100-18	4.516	4.475	4.429	4.366	4.298	4.147	3.971
100-18+	4.512	4.472	4.424	4.360	4.291	4.137	3.958
100-19	4.509	4.468	4.419	4.354	4.284	4.128	3.945
100-19+	4.506	4.464	4.415	4.348	4.277	4.118	3.932
100-20	4.503	4.460	4.410	4.342	4.270	4.108	3.919
100-20+	4.500	4.456	4.405	4.336	4.263	4.098	3.906
100-21	4.496	4.452	4.400	4.331	4.256	4.089	3.893
100-21+	4.493	4.448	4.396	4.325	4.248	4.079	3.881
100-22	4.490	4.444	4.391	4.319	4.241	4.069	3.868
100-22+	4.487	4.440	4.386	4.313	4.234	4.060	3.855
100-23	4.484	4.436	4.381	4.307	4.227	4.050	3.842
100-23+	4.480	4.432	4.377	4.301	4.220	4.040	3.829
100-24	4.477	4.429	4.372	4.296	4.213	4.031	3.816
100-24+	4.474	4.425	4.367	4.290	4.206	4.021	3.804
100-25	4.471	4.421	4.362	4.284	4.199	4.011	3.791
100-25+	4.468	4.417	4.358	4.278	4.192	4.001	3.778
100-26	4.464	4.413	4.353	4.272	4.185	3.992	3.765
WAL (yr)	5.87	4.71	3.80	2.99	2.43	1.72	1.28
MDUR (yr)	4.83	3.95	3.26	2.64	2.19	1.59	1.20
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/13	08/25/13	05/25/13	05/25/11	12/25/09	02/25/08	12/25/06

Countrywide Home Loans		
Series 2003-48		
30 Year 7/1 Hybrid ARM Loans – Group I Mortgage Loans		
Preliminary Collateral Information		
As of August 1, 2003		
Product		**30 Year 7/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.750% (+/- 10 bps)
Weighted Average Net Margin		1.875%
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.750% (+/- 10 bps)
Weighted Average Months to Roll		84 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 60% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-48
30 Year 10/1 Hybrid ARM Loans - Group II Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		**30 Year 10/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.900% (+/- 10 bps)
Weighted Average Net Margin		1.875%
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.900% (+/- 10 bps)
Weighted Average Months to Roll		120 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 65% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)